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                                                                  Exhibit (d)(5)

                            CALAMOS INVESTMENT TRUST

                        ORGANIZATIONAL EXPENSES AGREEMENT



         CALAMOS INVESTMENT TRUST, a Massachusetts business trust (the "Trust"), and CALAMOS ASSET MANAGEMENT, INC., an Illinois corporation ("CAM"), in consideration for the engagement by CAM as the investment adviser for the series of the Trust designated Calamos Blue Chip Fund (the "Fund") pursuant to a separate agreement, agree as follows:

         1. ADVANCEMENT OF EXPENSES. CAM shall pay all of the organizational expenses of the Fund, including but not limited to initial registration fees and fees for services rendered prior to commencement of the initial public offering of shares.

         2. REIMBURSEMENT OF EXPENSES. The Fund shall reimburse CAM for such expenses advanced on behalf of the Fund.

         3. OBLIGATION OF THE TRUST. This agreement is executed by an officer of the Trust on behalf of the Trust and not individually. The obligations of this agreement with respect to the Fund are binding only upon the assets and property of the Fund and not upon the trustees, officers or shareholders of the Trust individually. The Declaration of Trust under which the Trust was organized and operates is on file with the Secretary of the Commonwealth of Massachusetts.


Dated:  September 24, 2003


CALAMOS INVESTMENT TRUST                       CALAMOS ASSET MANAGEMENT, INC.

By /s/ James S. Hamman, Jr.                    By  /s/ Patrick Dudasik
   ---------------------------                     --------------------------
       James S. Hamman, Jr.                            Patrick Dudasik
       Secretary                                       Executive Vice President,
                                                       Chief Administrative and
                                                       Financial Officer